_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 39 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 113 Letter to KCPL shareholders distributed commencing September 19, 1996.

     Exhibit 114    Letter to brokers distributed commencing September 19,
                    1996.

                             SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  September 19, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                              Page
___________    _______________________________________________________   ____
Exhibit 113    Letter to KCPL shareholders distributed commencing
               September 19, 1996.

Exhibit 114    Letter to brokers distributed commencing September 19,
               1996.

                                                      Exhibit 113



September 18, 1996



Dear Shareholder:

The independent inspector of election has advised us that the Company's proposed merger with UtiliCorp United Inc. received slightly less than the majority of shares voting at the August 16, 1996, shareholders' meeting. Due to Western Resources' proxy contest, the efforts to obtain approval of the merger with UtiliCorp fell short, and the merger agreement was terminated. We appreciate, however, your patience and support throughout this lengthy process.

As you know, Western is continuing to pursue its hostile exchange offer which has been rejected by the Company's Board of Directors. Given that nearly one-half of the shares voting at the August 16 shareholders' meeting rejected Western's position, it is difficult to see how Western can possibly satisfy the condition to its offer requiring 90% of the shares outstanding be tendered. In the meantime, there is absolutely no reason for you to tender your shares to Western. Western, by its own admission, cannot exchange any shares on October 25, 1996, the scheduled expiration date of its offer, since its hostile offer is subject to numerous conditions which cannot be met by that date, if ever, including the various state and federal regulatory approvals.

While the Board of Directors is reviewing all its options, KCPL is proceeding with the implementation of its strategic business plan to continue building revenue, income and share value for you. As always, we will continue to keep you informed of important developments, and we again thank you for your patience and support.

Sincerely,

/s/ Drue Jennings

                                                      Exhibit 114



September 19, 1996



Dear Financial Advisor:

The independent inspector of election has advised us that the Company's proposed merger with UtiliCorp United Inc. received slightly less than the majority of shares voting at the August 16, 1996, shareholders' meeting. Due to Western Resources' proxy contest, the efforts to obtain approval of the merger with UtiliCorp fell short, and the merger agreement was terminated. We appreciate, however, your patience and support throughout this lengthy process.

As you know, Western is continuing to pursue its hostile exchange offer which has been rejected by the Company's Board of Directors. Given that nearly one-half of the shares voting at the August 16 shareholders' meeting rejected Western's position, it is difficult to see how Western can possibly satisfy the condition to its offer requiring 90% of the shares outstanding be tendered. In the meantime, there is absolutely no reason for you to advise your clients to tender their shares to Western. Western, by its own admission, cannot exchange any shares on October 25, 1996, the scheduled expiration date of its offer, since its hostile offer is subject to numerous conditions which cannot be met by that date, if ever, including the various state and federal regulatory approvals.

While the Board of Directors is reviewing all its options, KCPL is proceeding with the implementation of its strategic business plan to continue building revenue, income and share value for our shareholders. As always, we will continue to keep you informed of important developments, and we again thank you for your patience and support.

Sincerely,

/s/David Myers

David Myers
Manager, Investor Relations
816-556-2312
1-800-245-5275